UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Radiant Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

75025N 10 2 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No. 75025N 10 2	13G	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alon Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,816,860 shares of Common Stock 6. Shared Voting Power 0 7. Sole Dispositive Power 4,816,860 shares of Common Stock 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,816,860 shares of Common Stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.33%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer.

Radiant Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

3925 Brookside Parkway, Alpharetta, Georgia 30022

Item 2(a).	Name of Person Filing.

Alon Goren

Item 2(b).	Address of Principal Business Office or, if none, Residence.

3925 Brookside Parkway, Alpharetta, Georgia 30022

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

75025N 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a) Amount Beneficially Owned:

4,816,860 shares

(b) Percent of Class:

17.33%

(c) Number of Shares as to Which Such Person has:

(i) sole power to vote or to direct the vote: 4,816,860
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 4,816,860
(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004	/s/ Alon Goren
Alon Goren

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001).